UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On November 10, 2026, SMX (Security Matters) Public Limited Company (the “Company”) amended its 2022 Incentive Equity Plan, as amended (the “Incentive Plan”), to increase the number of Ordinary Shares of the Company authorized for issuance under the Incentive Plan from 279,157 (after taking into account the Company’s 2.8-for-1 share consolidation effective as of November 9, 2026) to 901,157 (the “Amendment”).

As a foreign private issuer, the Company is permitted under Nasdaq Rule 5615(a)(3) to follow home country corporate governance practices in lieu of certain of the requirements of the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company elected to approve the Amendment without shareholder approval.

Thereafter, as of November 12, 2026, the Company granted 188,000 restricted stock units (“RSUs”) to Haggai Alon, the Company’s Chief Executive Officer, 25,000 RSUs to Amir Bader, the Company’s Interim Chief Financial Officer, 25,000 RSUs to Zeren Browne, the Company’s Executive Vice President and Chief Strategy Officer, and an aggregate of 77,000 RSUs to the other directors of the Company. Additionally, the Company granted an aggregate of 307,000 RSUs to certain of the Company’s advisory board members, employees and other service providers for services rendered. All such RSUs vested as to 75% on the date of grant, with the remaining 25% vesting on March 31, 2027, except for an aggregate of 59,000 RSUs granted to certain advisory board members and service providers, which vested in full upon grant.

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (File Numbers 333-294606 and 333-297212) and Form S-8 (File Numbers 333-288722, 333-290452 and 333-294122) of the Company (including any prospectuses forming a part of such registration statements), and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer